

September 20, 2010

Ming Hsieh
President and Chief Executive Officer
Cogent, Inc.
639 North Rosemead Blvd.
Pasadena, California 91107

> **Re:** **Cogent, Inc.**
> **Schedule 14D-9 Filed on September 10, 2010**
> **As Amended on September 16, 2010**
> **File No. 005-80576**

Dear Mr. Hsieh:

We have limited our review of the filing to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Identity and Background of Filing Person, page 1

Tender Offer, page 1

1. In the last sentence on page 1, you state that "[t]he Merger Agreement has been included as an exhibit to this Schedule to provide Stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Cogent or 3M in Cogent's or 3M's public reports filed with the SEC." We note similar language in the second sentence of the second full paragraph on page 8. The merger agreement was filed as an exhibit to a publicly filed document. Please revise to remove the implication that the referenced merger agreement and the summary thereof do not constitute public disclosure upon which security holders may reasonably rely. See Exchange Act Release No. 34-51283 (March 1, 2005).

2. The last sentence of the carryover paragraph on page 2 states that the representations and warranties in the Merger Agreement may not constitute the actual state of facts about

Cogent, 3M or Purchaser. Please confirm your understanding that notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the filing not misleading.

Past Contacts, Transactions, Negotiations, and Agreements, page 2

3. Please revise the first paragraph of this section to provide a more detailed discussion of the extent of your business relationship with 3M.

4. Please tell us what consideration you have given to including a table that summarizes the proceeds to each of your directors and executive officers.

Arrangements between Mr. Hsieh and 3M or Purchaser, page 7

5. In the last sentence on page 7 and the carryover on page 8, you state that the summary of the Voting and Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting and Tender Agreement. We note similar language elsewhere in the Schedule 14D-9. Please revise such statements to eliminate the suggestion that the summary provided is not materially complete. We will not object if you suggest that investors see the exhibit for the complete terms of the agreement.

Arrangements Among 3M or Purchaser, page 8

6. The third sentence of the second full paragraph on page 8 states that "the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Cogent, 3M or Purchaser." In addition, the penultimate sentence of this paragraph states that stockholders "should not rely on the representations and warranties as a characterization of the actual state of facts as of the date of the Merger Agreement or as of the date of this Schedule since they were modified by Cogent's confidential disclosure letter." The fact that a required exhibit, such as a merger agreement, is not prepared as a disclosure document does not mean that the exhibit does not constitute disclosure to investors. See Exchange Act Release No. 34-51283 (March 1, 2005). Please revise to remove the implication that the referenced merger agreement and the summary thereof do not constitute public disclosure upon which security holders may reasonably rely.

The Solicitation or Recommendation, page 8

Background, page 9

7. We note that Company D extended a preliminary non-binding indication of interest at a range of prices higher than 3M's offer. We also note that Company D never terminated negotiations with the company. Please tell us what consideration you have given to

disclosing the name of Company D to allow security holders to evaluate the current tender offer while in possession of all material information.

Reasons for Recommendation, page 16

8.   This section refers to a wide variety of factors considered by your board of directors in connection with their evaluation of the offer. Item 4 of Schedule 14D-9 and corresponding Item 1012(b) of Regulation M-A, however, require that the actual reasons be stated to explain the board's position. Please revise this section to clarify which of the factors are in fact reasons in support of your board's decision to recommend that stockholders accept the tender offer.

Financial Market Conditions; Historical Trading Process, page 17

9.   Please quantify the enterprise value per share.

Voting and Tender Agreement, page 19

10.   Please revise to disclose whether the board considered that the option granted to the bidder in the agreement could: (i) limit, in any material way, the board's ability to consider, recommend, or accept a competing bid, or (ii) create a significant barrier to potential competing bidders.

Opinion of Cogent's Financial Advisor, page 20

11.   Please describe the financial forecasts reviewed by Credit Suisse referenced in the second bullet point on page 20.

Selected Public Company Analysis, page 22

12.   Please disclose which multiples were reviewed by Credit Suisse instead of referring to "various multiples." Also, disclose the nature of the "financial estimates" used by Credit Suisse.

Selected Transaction Analysis, page 23

13.   Please disclose which transaction values and multiples were reviewed by Credit Suisse instead of referring to "certain transaction values and multiples."

Discounted Cash Flow Analysis, page 24

14.   Please describe the financial projections used by Credit Suisse and quantify the terminal values used in the analysis.

Additional Information, page 26

Prospective Financial Information, page 29

15. We note in the offer document that company management prepared financial projections through 2015 and shared those projections with potential bidders. Please revise the first sentence of the third paragraph on page 29 which refers to the purpose for which the projections were prepared and disclose the projections through 2015.

16. In the penultimate paragraph on page 29, you refer to the unaudited projected financial information and state that Cogent, 3M, Purchaser and their financial advisors and affiliates do not assume any responsibility for the validity, reasonableness, accuracy or completeness of the unaudited projected financial information. Please revise to eliminate the statement that you do not bear any responsibility for disclosure that you prepared and included in your Schedule 14D-9.

17. We note that you have included non-GAAP financial measures in the prospective financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Forward-Looking Statements, page 30

18. We note your statement that you assume no obligation and do not intend to update any forward-looking statements. This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact me at (202) 551-3428. If you require further assistance, you may contact Daniel F. Duchovny, Special Counsel, at (202) 551-3619. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions


cc: <u>Via Facsimile (858) 720-5125</u>
   Scott M. Stanton, Esq.
   J. Nathan Jensen, Esq.
   Morrison & Foerster LLP